PRUCO LIFE INSURANCE COMPANY

Insured     Rider for Policy No.

JOHN DOE XX XXX XXX

SUPPLEMENTARY MONTHLY RENEWABLE NON-CONVERTIBLE ONE MONTH TERM INSURANCE

Monthly Term Insurance. - Under this rider, we will provide monthly term insurance on the Insured’s life. We will do this during any Contract Month which begins on a Monthly Date on which the contract is not in default.

You will not have to prove to us that the Insured is insurable to continue this insurance from month to month provided the rider has not ended as described in the Termination Section. We make these promises subject to all the provisions in this rider and of the rest of this contract.

The amount of insurance provided by this rider is included in the Basic Amount as modified by this rider- (see Tabled Basic Amounts). The insurance for any contract month will start on the Monthly Date which begins that Contract Month; it will end at the end of the day before the next Monthly Date.

We will deduct the charge for monthly term insurance under this rider from the contract fund. The charge will be no more than the amount we describe under Maximum Guaranteed Charges. We may deduct a smaller charge as we describe under Current Rates.

TABLE OF AMOUNTS OF INSURANCE

Tabular Amounts. - We show here the tabular amount of insurance for each $1,000 of Initial Amount of Term Insurance if death occurs in the contract year that begins when the insured is the attained age shown. The tabular amounts insurance at any time is equal to the appropriate amount shown below times the number of $1,000’s of Initial Amount of Term Insurance, including any fraction, shown on the Contract Data page(s).

Example: Suppose the Initial Amount of Term Insurance is $100,500. The number of $1,000's of Initial Amount of Term Insurance is 100.5. The tabular amount of insurance is $100,500 at attained age 70 and $50,250 at attained age 86.

ATTAINED AGE	TABULAR AMOUNT PAYABLE	ATTAINED AGE	TABULAR AMOUNT PAYABLE
80 and below	1000	90	300
81	900	91	250
82	800	92	200
83	700	93	175
84	600	94	150
85	550	95	125
86	500	96	100
87	450	97	75
88	400	98	50
89	350	99	25

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VALA 500

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Target Amount. - We compute the Target Amount on each Monthly Date. It will be the larger of the amounts in (1) and (2), where

(1)is the tabular amount of insurance under this rider;
(2)is the amount of insurance, but not more than the Initial Amount of Term Insurance, that can be provided at then current rates (which we describe under Current Rates) by a charge equal to the maximum guaranteed charge for the tabular amount of insurance under this rider.

Rider Premiums and Charges. - We show the premiums for this rider in the Contract Data pages, and these premiums are included in the Scheduled Premiums shown in these pages. From each premium payment, we make the deductions shown under Schedule of Expense Charges in these pages; the balance is the invested premium amount which is added to the contract fund. We will deduct from the contract fund on each Monthly Date, for the insurance we provide under this rider, a charge for any portion of the basic amount which exceeds the contract fund and for which we do not otherwise charge under the terms of the contract or under the terms any extra benefit other than this rider.

Maximum Guaranteed Charges. - The maximum guaranteed charges per $1,000 of Initial Amount of Term Insurance ere included in the Schedule of Monthly Deductions in the Contract Data pages. The amount we deduct on a Monthly Date will not be more than this charge multiplied by the number of $1,000's of Initial Amount of Term Insurance.

Current Rates. - From time to time we will set the current rates based on the Insured's rating class, sex and attained age for the insurance we provide under this rider. They will not be more than the maximum guaranteed rates. We will set rates based on our expectations as to future experience. At least once every five years, but not more often than once a year, we will consider the need to change the rates.

We will change them only if we do it for all riders like this one dated in the same year as this one.

MISCELLANEOUS PROVISIONS

General. - Where there is no conflict with this rider, the provisions of this contract will also apply to the rider.

Paid-up Contract. - The Paid-up Contract section of the contract is amended by adding the following sen1ence. In no event will this contract become fully paid-up prior to the termination of rider VALA 500.

Basic Amount. - While this rider remains in force, the Table of Basic Amounts in the contract is replaced with the table that follows, We have made this change so the contract and this rider together will comply with Section 7702 of the Internal Revenue Code of 1954 as amended.

TABLE OF BASIC AMOUNT
When the proceeds arise from the Insured’s
And The Contract Is In Force:	Then The Basic Amount Is:	And We Adjust The Basic Amount For:
on a premium paying basis and not in default past its days of grace the larger of: (1) the face amount (see page 3), plus the Target Amount described in rider VALA 500; and (2) the amount of insurance provided by the contract fund at the net single premium rate; plus the amount of any extra benefits other than those provided under rider VALA 500.
contract debt (see page 15), plus any charges due in the days of grace (see page 8)
VALA 500

as variable reduced paid-up insurance (see page 13)	the amount of variable reduced paid-up insurance (see page 13)	contract debt.
as extended insurance (see page 13)	the amount of term insurance, if the Insured dies in the term (see page 13); otherwise zero	nothing.

Unscheduled Premiums. - The second paragraph of the Unscheduled Premium provision is amended by adding the following sentence: Or if we determine at any time that the amount of insurance provided by the contract fund at the net single premium rate exceeds the face amount, plus the Target Amount, then, we have the right to refuse to accept further premium payments, or to limit the amount or frequency of premium payments thereafter.

Termination. - This rider will end on the earliest of:

1.the end of the lest day of grace if the contract is in default; it will not continue if a benefit tokes effect under any contract value options provision that may be in the contract;
2.the end of the day before the anniversary on which the Insured's attained age is 100;
3.the date the contract is surrendered under its Cash Value Option; and
4.the date the contract ends for any other reason.

Further, if you ask us in writing, we will cancel the rider as of the first Monthly Dote on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

Rider attached to and made a part of this contract on the Contract Date

Pruco Life Insurance Company
By: /s/ Isabelle L. Kirchner
        Secretary

VALA 500